UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Kalvista Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

483497103

(CUSIP Number)

Steve R. Bailey

601 Union Street, Suite 3200

Seattle, WA 98101

Telephone: (206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483497103

1.	Name of Reporting Persons. Frazier Life Sciences Public Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,304,750 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,304,750 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,304,750 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 1,304,750 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)	Based on 34,102,347 shares of Common Stock outstanding on December 28, 2022 as set forth in the Issuer’s Current Report on Form 8-K as filed with the SEC on December 27, 2022.

CUSIP No. 483497103

1.	Name of Reporting Persons. FHMLSP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,304,750 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,304,750 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,304,750 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 1,304,750 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)	Based on 34,102,347 shares of Common Stock outstanding on December 28, 2022 as set forth in the Issuer’s Current Report on Form 8-K as filed with the SEC on December 27, 2022.

CUSIP No. 483497103

1.	Name of Reporting Persons. FHMLSP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,304,750 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,304,750 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,304,750 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 1,304,750 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)	Based on 34,102,347 shares of Common Stock outstanding on December 28, 2022 as set forth in the Issuer’s Current Report on Form 8-K as filed with the SEC on December 27, 2022.

CUSIP No. 483497103

1.	Name of Reporting Persons. Frazier Life Sciences X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,092,391 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,092,391 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,092,391 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.2% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 1,092,391 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.

(2)	Based on 34,102,347 shares of Common Stock outstanding on December 28, 2022 as set forth in the Issuer’s Current Report on Form 8-K as filed with the SEC on December 27, 2022.

CUSIP No. 483497103

1.	Name of Reporting Persons. FHMLS X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,092,391 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,092,391 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,092,391 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.2% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 1,092,391 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.

(2)	Based on 34,102,347 shares of Common Stock outstanding on December 28, 2022 as set forth in the Issuer’s Current Report on Form 8-K as filed with the SEC on December 27, 2022.

CUSIP No. 483497103

1.	Name of Reporting Persons. FHMLS X, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,092,391 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,092,391 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,092,391 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.2% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 1,092,391 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.

(2)	Based on 34,102,347 shares of Common Stock outstanding on December 28, 2022 as set forth in the Issuer’s Current Report on Form 8-K as filed with the SEC on December 27, 2022.

CUSIP No. 483497103

1.	Name of Reporting Persons. Frazier Life Sciences Public Overage Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 570,400 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 570,400 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 570,400 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.7% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 570,400 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.

(2)	Based on 34,102,347 shares of Common Stock outstanding on December 28, 2022 as set forth in the Issuer’s Current Report on Form 8-K as filed with the SEC on December 27, 2022.

CUSIP No. 483497103

1.	Name of Reporting Persons. FHMLSP Overage, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 570,400 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 570,400 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 570,400 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.7% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 570,000 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.

(2)	Based on 34,102,347 shares of Common Stock outstanding on December 28, 2022 as set forth in the Issuer’s Current Report on Form 8-K as filed with the SEC on December 27, 2022.

CUSIP No. 483497103

1.	Name of Reporting Persons. FHMLSP Overage, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 570,400 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 570,400 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 570,400 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.7% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 570,000 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.

(2)	Based on 34,102,347 shares of Common Stock outstanding on December 28, 2022 as set forth in the Issuer’s Current Report on Form 8-K as filed with the SEC on December 27, 2022.

CUSIP No. 483497103

1.	Name of Reporting Persons. Frazier Life Sciences XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 271,318 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 271,318 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 271,318 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 271,318 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)	Based on 34,102,347 shares of Common Stock outstanding on December 28, 2022 as set forth in the Issuer’s Current Report on Form 8-K as filed with the SEC on December 27, 2022.

CUSIP No. 483497103

1.	Name of Reporting Persons. FHMLS XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 271,318 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 271,318 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 271,318 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 271,318 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)	Based on 34,102,347 shares of Common Stock outstanding on December 28, 2022 as set forth in the Issuer’s Current Report on Form 8-K as filed with the SEC on December 27, 2022.

CUSIP No. 483497103

1.	Name of Reporting Persons. FHMLS XI, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 271,318 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 271,318 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 271,318 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 271,318 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)	Based on 34,102,347 shares of Common Stock outstanding on December 28, 2022 as set forth in the Issuer’s Current Report on Form 8-K as filed with the SEC on December 27, 2022.

CUSIP No. 483497103

1.	Name of Reporting Persons. James N. Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,238,859 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,238,859 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,238,859 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 1,304,750 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P., (ii) 1,092,391 shares of Common Stock held directly by Frazier Life Sciences X, L.P., (iii) 570,400 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P., and (iv) 271,318 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)	Based on 34,102,347 shares of Common Stock outstanding on December 28, 2022 as set forth in the Issuer’s Current Report on Form 8-K as filed with the SEC on December 27, 2022.

CUSIP No. 483497103

1.	Name of Reporting Persons. Patrick J. Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,238,859 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,238,859 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,238,859 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 1,304,750shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P., (ii) 1,092,391 shares of Common Stock held directly by Frazier Life Sciences X, L.P., (iii) 570,400 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P., and (iv) 271,318 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)	Based on 34,102,347 shares of Common Stock outstanding on December 28, 2022 as set forth in the Issuer’s Current Report on Form 8-K as filed with the SEC on December 27, 2022.

CUSIP No. 483497103

1.	Name of Reporting Persons. Albert Cha
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 53,167 shares (1)
	8.	Shared Voting Power 1,875,150 shares (1)
	9.	Sole Dispositive Power 53,167 shares (1)
	10.	Shared Dispositive Power 1,875,150 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,928,317 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 1,304,750 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P., (ii) 570,400 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P. and (iii) 53,167 shares of Common Stock that are issuable upon the exercise of options held directly by Mr. Cha that are exercisable within 60 days of December 28, 2022. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of both FHMLSP, L.L.C. and FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.

(2)

Based on (i) 34,102,347 shares of Common Stock outstanding on December 28, 2022 as set forth in the Issuer’s Current Report on Form 8-K as filed with the SEC on December 27, 2022 and (ii) 53,167 shares of Common Stock that are issuable upon the exercise of options held directly by Mr. Cha that are exercisable within 60 days of December 28, 2022.

CUSIP No. 483497103

1.	Name of Reporting Persons. James Brush
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,875,150 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,875,150 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,875,150 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 1,304,750 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. and (ii) 570,400 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of both FHMLSP, L.L.C. and FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.

(2)	Based on 34,102,347 shares of Common Stock outstanding on December 28, 2022 as set forth in the Issuer’s Current Report on Form 8-K as filed with the SEC on December 27, 2022.

CUSIP No. 45250K107

1.	Name of Reporting Persons. Daniel Estes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 271,318 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 271,318 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 271,318 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 271,318 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)	Based on 34,102,347 shares of Common Stock outstanding on December 28, 2022 as set forth in the Issuer’s Current Report on Form 8-K as filed with the SEC on December 27, 2022.

CUSIP No. 483497103

Item 1.	Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends the statement on Schedule 13D filed on December 30, 2021 (the “Original Schedule 13D”) as amended on January 26, 2022 (the “Prior Amendment”, and together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”) with respect to the Common Stock of Kalvista Pharmaceuticals, Inc. (the “Issuer”), having its principal executive office at 55 Cambridge Parkway, Suite 901E, Cambridge, MA 02142. Except as otherwise specified in Amendment No. 2, all items in the Original Schedule 13D, as amended by the Prior Amendment, are unchanged. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D, as amended by the Prior Amendment.

Item 2.	Identity and Background

(a)	Name:

The entities and persons filing this statement (collectively, the “Reporting Persons”) are:

Frazier Life Sciences Public Fund, L.P. (“FLSPF”)

FHMLSP, L.P.

FHMLSP, L.L.C.

Frazier Life Sciences X, L.P. (“FLS X”)

FHMLS X, L.P.

FHMLS X, L.L.C.

Frazier Life Sciences Public Overage Fund, L.P. (“FLSPOF”)

FHMLSP Overage, L.P.

FHMLSP Overage, L.L.C.

Frazier Life Sciences XI, L.P. (“FLS XI”)

FHMLS XI, L.P.

FHMLS XI, L.L.C.

James N. Topper (“Topper”)

Patrick J. Heron (“Heron”)

Albert Cha (“Cha”)

James Brush (“Brush”)

Daniel Estes (“Estes” and together with Topper, Heron, Cha and Brush, the “Members”)

(b)	Residence or Business Address:

The address of the principal place of business for each of the Reporting Persons is:

c/o Frazier Life Sciences Management, L.P.

70 Willow Road, Suite 200

Menlo Park, CA 94025

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

FLSPF is a venture capital fund concentrating in healthcare, life sciences and related fields. The sole business of FHMLSP, L.P. is to serve as general partner of FLSPF. The sole business of FHMLSP. L.L.C. is to serve as general partner of FHMLSP, L.P. The principal business of Heron, Topper, Cha, and Brush is to manage FLSPF, FHMLSP, L.P., FHMLSP, L.L.C. and a number of affiliated partnerships with similar businesses.

FLS X is venture capital fund concentrating in healthcare, life sciences and related fields. The sole business of FHMLS X, L.P.is to serve as general partner of FLS X. The sole business of FHMLS X, L.L.C. is to serve as general partner of FHMLS X, L.P. The principal business of Heron and Topper is to manage FLS X, FHMLS X, L.P., FHMLS-X, L.L.C. and a number of affiliated partnerships with similar businesses.

FLSPOF is venture capital fund concentrating in healthcare, life sciences and related fields. The sole business of FHMLSP Overage, L.P. is to serve as general partner of FLSPOF. The sole business of FHMLSP Overage, L.L.C. is to serve as general partner of FHMLSP Overage, L.P. The principal business of Patrick J. Heron, James N. Topper, Albert Cha and James Brush if to manage FLSPOF, FHMLSP Overage, L.P., FHMLSP Overage, L.L.C. and a number of affiliated partnerships with similar businesses.

FLS XI is venture capital fund concentrating in healthcare, life sciences and related fields. The sole business of FHMLS XI, L.P. is to serve as general partner of FLS XI. The sole business of FHMLS XI, L.L.C. is to serve as general partner of FHMLS XI, L.P. The principal business of Patrick J. Heron, James N. Topper and Daniel Estes is to manage FLS XI, FHMLS XI, L.P., FHMLS XI, L.L.C. and a number of affiliated partnerships with similar businesses.

(d)

Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Entities:	FLSPF	-	Delaware, U.S.A.
	FHMLSP, L.P.	-	Delaware, U.S.A.
	FHMLSP, L.L.C.	-	Delaware, U.S.A.
	FLS X	-	Delaware, U.S.A.
	FHMLS X, L.P.	-	Delaware, U.S.A.
	FHMLS X, L.L.C.	-	Delaware, U.S.A.
	FLSPOF	-	Delaware, U.S.A.
	FHMLSP Overage, L.P.	-	Delaware, U.S.A.
	FHMLSP Overage, L.L.C.	-	Delaware, U.S.A.
	FLS XI	-	Delaware, U.S.A.
	FHMLS XI, L.P.	-	Delaware, U.S.A.
	FHMLS XI, L.L.C.	-	Delaware, U.S.A

Individuals:	Topper	-	United States Citizen
	Heron	-	United States Citizen
	Cha	-	United States Citizen
	Brush	-	United States Citizen
	Estes	-	United States Citizen

Item 3.	Source and Amount of Funds or Other Consideration

Between September 29, 2021 and December 21, 2021, FLSPF and FLS X purchased an aggregate of 1,268,729 shares of Common Stock of the Issuer for a total approximate purchase price of $21,777,744. The working capital of FLSPF and FLS X was the source of funds for the purchase of the Common Stock. No part of the purchase price of the Common Stock was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

Between December 22, 2021 and January 26, 2022, FLSPF and FLS X purchased an aggregate of 303,463 shares of Common Stock of the Issuer for a total approximate purchase price of $3,825,682. The working capital of FLSPF and FLS X was the source of funds for the purchase of the Common Stock. No part of the purchase price of the Common Stock was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

On December 28, 2022, FLSPF, FLS X, FLSPOF, and FLS XI purchased an aggregate of 1,666,667 shares of Common Stock of the Issuer for a total approximate purchase price of $10,000,002. The working capital of FLSPF, FLS X, FLSPOF, and FLS XI was the source of funds for the purchase of the Common Stock. No part of the purchase price of the Common Stock was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock for investment purposes. Cha serves on the Issuer’s Board of Directors. Unless otherwise noted in this Schedule 13D, no Reporting Person has any current plans or proposals, which related to, or would result in, any of the matters referred to in paragraphs (a) through (j) , inclusive of Item 4 of Schedule 13D.

The Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto, including, without limitation, the acquisition of additional shares of Common Stock. The Reporting Persons may dispose of any or all the shares of Common Stock they hold.

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)

State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act:

FLSPF is the record owner of the shares of Common Stock that it holds. As the sole general partner of FLSPF, FHMLSP, L.P. may be deemed to own beneficially the shares of Common Stock held by FLSPF. As the sole general partner of FHMLSP, L.P., FHMLSP, L.L.C. may be deemed to own beneficially the shares of Common Stock held by FLSPF. As members of FHMLSP, L.L.C., Heron, Topper, Cha and Brush may each be deemed to beneficially own the shares of Common Stock held by FLSPF. Each Reporting Person disclaims beneficial ownership of all the shares of Common Stock held by FLSFP other than those shares which such person owns of record.

FLS X is the record owner of the shares of Common Stock that it holds. As the sole general partner of FLS X, FHMLS X, L.P. may be deemed to beneficially own the shares of Common Stock held by FLS X. As the sole general partner of FHMLS X, L.P., FHMLS X, L.L.C. may be deemed to beneficially own the shares of Common Stock held by FLS X. As members of FHMLS X, L.L.C., Heron and Topper may each be deemed to beneficially own the shares of Common Stock held by FLS X. Each Reporting Person disclaims beneficial ownership of all the shares of Common Stock held by FLS X other than those shares which such person owns of record.

FLSPOF is the record owner of the shares of Common Stock that it holds. As the sole general partner of FLSPOF, FHMLSP Overage, L.P. may be deemed to beneficially own the shares of Common Stock held by FLSPOF. As the sole general partner of FHMLSP Overage, L.P., FHMLSP Overage, L.L.C. may be deemed to beneficially own the shares of Common Stock held by FLSPOF. As members of FHMLSP Overage, L.L.C., each of Topper, Heron, Cha and Brush may be deemed to beneficially own the shares of Common Stock held by FLSPOF. Each Reporting Person disclaims beneficial ownership of all the shares of Common Stock held by FLSPOF other than those shares which such person owns of record.

FLS XI is the record owner of the shares of Common Stock that it holds. As the sole general partner of FLS XI, FHMLS XI, L.P. may be deemed to beneficially own the FLS XI Shares. As the sole general partner of FHMLS XI, L.P., FHMLS XI, L.L.C. may be deemed to beneficially own the FLS XI Shares. As members of FHMLS XI, L.L.C., each of Topper, Heron and Estes may be deemed to beneficially own the FLS XI Shares.

The percentage of outstanding shares of Common Stock of the Issuer, which may be deemed to be beneficially owned by each Reporting Person, is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on the 34,102,347 shares of Common Stock that were outstanding on December 28, 2022 as set forth in the Issuer’s Current Report on Form 8-K as filed with the SEC on December 27, 2022.

(b)

For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:

Regarding the number of shares as to which such person has:

a.	Sole power to vote or to direct the vote: See line 7 of cover sheets.

b.	Shared power to vote or to direct the vote: See line 8 of cover sheets.

c.	Sole power to dispose or to direct the disposition: See line 9 of cover sheets.

d.	Shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)

Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a):

Information with respect to transactions in the Securities which were effected within the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Persons is set forth below.

FLSPF:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
12/28/2022	Purchase	570,400	Common Stock	$6.00

FHMLSP, L.P.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLSP, L.L.C.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FLS X:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
12/28/2022	Purchase	254,549	Common Stock	$6.00

FHMLS X, L.P.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLS X, L.L.C.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FLSPOF:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
12/28/2022	Purchase	570,400	Common Stock	$6.00

FHMLSP Overage, L.P.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLSP Overage, L.L.C.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FLS XI:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
12/28/2022	Purchase	271,318	Common Stock	$6.00

FHMLS XI, L.P.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLS XI, L.L.C.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Topper:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Heron:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Cha:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Brush:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Estes:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

(d)

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required:

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities:

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As the general partner of FLSPF, FHMLSP receives certain allocations and distributions calculated and charged based on a share of capital gains on or capital appreciation of the assets of FLSPF. As the general partner of FLS X, FHMLS X L.P. receives certain allocations and distributions calculated and charged based on a share of capital gains on or capital appreciation of the assets of FLSPF.

Cha has no arrangements of understandings with any person regarding his selection and service as a director of the Issuer, and he has not given any commitment or assurance to any person as to how he will act or vote on any issue or question. Cha will act in accordance with his fiduciary duties as a director of the Issuer.

Other than as described in the Original Schedule 13D, as amended by the Prior Amendment and as provided in this Amendment No. 2, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit A – Agreement regarding filing of joint Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2022	FRAZIER LIFE SCIENCES PUBLIC FUND, L.P.
By: FHMLSP, L.P., its General Partner
By: FHMLSP, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 30, 2022	FHMLSP, L.P.
By: FHMLSP, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 30, 2022	FHMLSP, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 30, 2022	FRAZIER LIFE SCIENCES X, L.P.
By: FHMLS X, L.P., its General Partner
By: FHMLS X, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 30, 2022	FHMLS X, L.P.
By: FHMLS X, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 30, 2022	FHMLS X, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 30, 2022	FRAZIER LIFE SCIENCES PUBLIC OVERAGE FUND, L.P.
By: FHMLSP Overage, L.P., its General Partner
By: FHMLSP Overage, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 30, 2022	FHMLSP OVERAGE, L.P.
By FHMLSP Overage, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 30, 2022	FHMLSP OVERAGE, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 30, 2022	FRAZIER LIFE SCIENCES XI, L.P.
By FHMLS XI, L.P., its general partner
By FHMLS XI, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 30, 2022	FHMLS XI, L.P.
By FHMLS XI, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 30, 2022	FHMLS XI, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 30, 2022	By:	*
James N. Topper

Date: December 30, 2022	By:	*
Patrick J. Heron

Date: December 30, 2022	By:	**
Albert Cha

Date: December 30, 2022	By:	**
James Brush

Date: December 30, 2022	By:	***
Daniel Estes

Date: December 30, 2022	By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

*	This Agreement was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on February 24, 2017.
**	This Agreement was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021.
***	This Schedule 13D was executed by Steve R. Bailey on behalf of the individual listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on April 18, 2022.

Exhibit Index

Exhibit A – Agreement regarding filing of joint Schedule 13D.